Exhibit (a)(1)(v)

FORM OF REMINDER EMAIL COMMUNICATION

TO:	[ ]
FROM:	info@mail.infiniteequity.com
DATE:	[ ], 2020

Our records show you have not made an election to participate in the Option Exchange Program. This email is to remind you that December 8, 2020, at 9 P.M. Pacific Time is the final deadline to participate in the Option Exchange Program. If you wish to surrender your eligible options in exchange for new replacement options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on November 9, 2020, you must log in to the Option Exchange Program Website at www.myoptionexchange.com and follow the directions on it to make a timely election.

There are no exceptions to this deadline so we encourage you not to wait until the last day to make your election if you wish to participate. You can access the option exchange program website at www.myoptionexchange.com. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User”, set your password, and check your email for the authentication code. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact: OptionExchange@prothena.com.